SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF

PETRÓLEO BRASILEIRO S.A. - PETROBRAS,

HELD ON FEBRUARY 28, 2012

(Drafted in the form of summary, according to the paragraph 1 of the Article 130 of Law no. 6404/76 of December 15, 1976)

PUBLICLY HELD CORPORATION

CNPJ 33.000.167/0001-01

NIRE 33300032061

I.       DATE. TIME AND PLACE:

Meeting held on the twenty eighth of the month of February, 2012, at 03:00 pm, at the corporate offices of the Company, located at Avenida República do Chile, no 65, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro.

II.      ATTENDANCE, QUORUM AND CALL NOTICE:

All shareholders present representing 79.60% of the common shares that make up the Company’s stock capital, according to the signatures executed on Shareholders Attendance Book, all duly convened through noticed published in editions of February 10, 13 and 14, 2012 of the Federal Official Gazette, Rio de Janeiro State Official Gazette and Jornal do Commercio. In compliance to the provisions of article 164 of Law 6404/76, Mr. César Acosta Rech, representative of the Company’s Audit Committee was attending the meeting.

III.     BOARD AND SECRETARY:

Chairman:	Almir Guilherme Barbassa
Federal Government Representative:	Luiz Frederico de Bessa Fleury
Secretary:	André Ortiz Mendes

IV.    AGENDA:

I. Approval of amendment of Company’s Bylaws, in order to increase the number of members of the Executive Board, from one Chief Executive Officer and six Executive Officers, to one Chief Executive Officer and seven Executive Officers, according to the following proposals:

(1)  Amend the reading of main section of article 20 of the Bylaws, in order to increase the number of members of the Executive Board, from one Chief Executive Officer and six Executive Officers, to one Chief Executive Officer and seven Executive Officers; and

(2)  Amend the sole paragraph of article 36 of the Bylaws, to provide that in case of a tie in deliberation by the Executive Board, its Chief Executive Officer shall be entitled to cast the deciding vote, by amending the expression “may exercise”, which shall now read as “will exercise”.

II. Election of member of the Board of Directors, designated by controlling shareholder, in compliance to article 150 of the Law of Business Corporations (Law 6404/1976) and to article 25 of the Company’s Bylaws.

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V.     RESOLUTIONS:

Point of Order

It was approved by all present shareholders the drawn up of minutes in the form of summary according to the paragraph 1 of the Article 130 of Law no. 6404/76 of December 15, 1976.

In Extraordinary General Meeting:

Item I:  It was approved by all present shareholders the amendment of Company’s Bylaws, in order to increase the number of members of the Executive Board, from one Chief Executive Officer and six Executive Officers, to one Chief Executive Officer and seven Executive Officers according to the following proposals:

(1)  Amend the reading of main section of article 20 of the Bylaws, in order to increase the number of members of the Executive Board, from one Chief Executive Officer and six Executive Officers, to one Chief Executive Officer and seven Executive Officers; and

(2)  Amend the sole paragraph of article 36 of the Bylaws, to provide that in case of a tie in deliberation by the Executive Board, its Chief Executive Officer shall be entitled to cast the deciding vote, by amending the expression “may exercise”, which shall now read as “will exercise”.

Therefore, the articles 20 and 36 of the Bylaws of Petróleo Brasileiro S.A. - Petrobras, shall now read, respectively, as follows:

“Art. 20- The Board of Executive Officers shall comprise a Chief Executive Officer, chosen from among the members of the Board of Directors, and seven Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than three (3) years, with re-election permitted, and who may be removed at any moment.

Paragraph 1 - The choice and election of the Officers by the Board of Directors shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organization Plan.

Paragraph 2 - The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, the concurrent exercise of administrative duties in subsidiaries, controlled and affiliated companies of the Corporation shall be permitted at the discretion of the Board of Directors according to the Good Practices Code as per item VII of art. 29 of these By-Laws.

Paragraph 3 – The Chief Executive Officer and the Officers shall be entitled annually to 30 (thirty) days vacation, to be granted by the Board of Directors; the payment in double of the compensation concerning the vacation period not enjoyed is prohibited.

“Art. 36- The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book.

Sole Paragraph. In the case of draw, the Chairman will cast the deciding vote.”

Item II:  It was elected as member of the Board of Directors of the Company, by the vote of the Union, in order to complement the term of office until the next General Meeting, Mrs. Maria das Graças Silva Foster, Brazilian citizen, born in the city of Caratinga (MG), married, chemical engineer, with domicile at Av. República do Chile, 65, 23th floor, Rio de Janeiro -RJ, CEP 20031‑912, holder of ID card no. 02918764-8, issued by Instituto Félix Pacheco – IFP/RJ, and Individual Taxpayer Number/ CPF under no. 694.772.727-87.

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There being no further matters to be discussed, the Special General Meeting was adjourned and these Minutes were drawn, read aloud to the attending members and found to be true and correct, and thereupon signed by the Chairman of the Meeting Almir Guilherme Barbassa, by the Federal Government Representative, Luiz Frederico de Bessa Fleury, by the Shareholders Representative Anderson Carlos Koch and Ralph Figueiredo de Azevedo, and by the Secretary, André Ortiz Mendes.

These are the contents of pages 05 through 07 of Book no. 6, for registration at the registry of Minutes of Shareholders’ General Meeting of Petróleo Brasileiro S.A. - Petrobras, from which this present authentic copy was extracted, typed by me, Célia Regina Paravidini dos Santos Carvalho, and which was reviewed and closed by me, André Ortiz Mendes. Rio de Janeiro, on the twenty seven of January of year two thousand and two.

VI. DOCUMENTS FILED IN THE COMPANY’S HEADQUARTERS:

The following documents are duly filed in the Company’s headquarters, in attention to and in the form of the provisions of article 130, paragraph 1, subparagraph “a” of Law 6.404/76:

- Voting ballots filled by the shareholders or their representative and delivered to the Chairman and the Secretary, containing the votes referring to items “I” and “II” of the Special General Meeting Agenda;

- Proxy voting from shareholders HSBC CTVM S.A., Citibank N.A., Itaú Unibanco S.A., BNY Mellon Serviços Financeiros D.T.V.M. and JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, represented by their attorney in fact Mr. Anderson Carlos Koch;.

-

- Proxy voting from Banco do Brasil Distribuidora de Títulos e Valores Mobiliários – BB DTVM, represented by its attorney in fact Mr. João Bosco Nogueira Mendes;

- Proxy voting and voting manifestation from The Bank of New York Mellon Depositary Receipts, custodian institution of several of Investment Funds overseas, holders of ADRs representatives of Company’s shares, represented in this Meeting by Mr. Ralph Figueiredo de Azevedo, informing the ADR holders favorable voting manifestation (item I – 790.009.286 votes and item II – 780.796.086 votes), against (item I – 1.248.196 votes and item II – 9.680.510 votes) and votes abstentions (item I – 1.418.476 votes and item II – 2.199.360 votes) in the Agenda of the Special General Meeting;

- Proxy voting from Fundação Petrobras de Seguridade Social - PETROS, represented by its attorney in fact Mr. Renato de Mello Gomes dos Santos;

- Proxy voting from Caixa de Previdência dos Funcionários do Banco do Brasil, represented by its attorney in fact Mr. Silvio Moura de Oliveira ; and

- Proxy voting from shareholders registered in Assembleia Online,  represented by their attorneys in fact: Mr. Paulo Mauricio Tinoco de Campos and Mrs. Verônica Sofia Damasceno and Mrs. Rafaela Guedes Monteiro.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.